For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Kay
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / ekay@kcsa.com
Email: JulieS@powerdsine.com

PowerDsine Reports Third Quarter 2006 Financial Results and
Announces Acquisition by Microsemi Corporation
- - - -
Company Reports Third Quarter Return to Profitability with
Non-GAAP EPS of $0.03 per Share

Hod Hasharon, Israel, October 24, 2006 - PowerDsine Ltd. (Nasdaq: PDSN), announced today financial results for the third quarter that ended on September 30, 2006.

For the third quarter of 2006, sales were $9.6 million, up 16% sequentially from $8.3 million for the second quarter of 2006 and compared to sales of $10.9 million for the third quarter of 2005.

The Company reported a net loss for the third quarter of 2006 of $(0.6) million, or $(0.03) per share, up from a net loss of $(1.6) million, or $(0.08) per share, for the second quarter of 2006, and compared to a net income of $0.9 million, or $0.04 per diluted share, for the third quarter of 2005.

Non-GAAP net income, excluding non-cash stock-based compensation expenses totaling $1.1 million, was $0.6 million, or $0.03 per share, up from the non-GAAP net loss for the second quarter of 2006 of $(0.3) million, or $(0.01) per share, and compared to non-GAAP net income for the third quarter of 2005 of $1.4 million, or $0.07 per share. Stock-based compensation expense for the second quarter of 2006 and third quarter of 2005 was $1.3 million and $0.5 million, respectively.

Operating expenses for the third quarter were $6.3 million, compared to $6.3 million in the second quarter of 2006.

As of September 30, 2006, cash, cash equivalents, short term and long-term investments totaled $76.7 million. The weighted average shares outstanding for the third quarter of 2006 were 20 million.

Fourth Quarter 2006 Outlook

PowerDsine is projecting fourth quarter sequential revenue growth of 10-12% based on the continued growth in both the Company's Power over Ethernet integrated and midspan businesses.

Acquisition by Microsemi Corporation

The Company also announced today that it has entered into a definitive agreement to be acquired by Microsemi Corporation (Nasdaq: MSCC). With this acquisition, Microsemi, a world leader in the design and manufacture of high performance analog solutions and high reliability semiconductor solutions, expands its portfolio of product offerings to include a broad range of Power over Ethernet solutions and further enhances its strong analog and mixed signal design capabilities.

Under the terms of the agreement, each PowerDsine shareholder will receive $8.25 per share in cash and 0.1498 shares of Microsemi common stock for each share of PowerDsine common stock. Based on closing stock prices on October 23, the total consideration values PowerDsine at $11.00 per share, a 18.5% premium to PowerDsine's last closing stock price, for a total consideration of $245 million on a fully-diluted basis, or $168 million net of cash acquired.

For more details, please refer to related press release from today.

Conference Call

Microsemi management, together with PowerDsine management will be hosting a webcast conference call today, October 24, at 8:00 a.m. EDT that will be accessible on Microsemi's website under the Investor Relations and Webcasts section at http://investor.microsemi.com/medialist.cfm. The call will also be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days.

To listen to the conference call live by telephone, dial (877) 264-1110 or (706) 634-1357, using the access code 9607252, approximately ten minutes before the start time. A telephone playback will be available within two hours after the completion of the call and can be accessed by calling (800) 642-1687 or (706) 645-9291 and using the access code 9607252. A replay of the webcast will be available for 30 business days.

 About PowerDsine

PowerDsine Ltd. designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. Midspans are sold via leading distributors worldwide. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. PowerDsine is a founding, active and contributing member of the IEEE 802.3af and 802.3at Task Forces and the Ethernet Alliance. For more information, please visit http://www.powerdsine.com

PowerDsine is a registered trademark of PowerDsine Ltd.

 About Microsemi Corporation

Microsemi Corporation, with corporate headquarters in Irvine, California, is a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high reliability semiconductors. The company's semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Microsemi's products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance and reliability, battery optimization, reducing size or protecting circuits. The principal markets the company serves included implanted medical, defense/aerospace and satellite, notebook computers, monitors and LCD TVs, automotive and mobile connectivity applications. More information may be obtained by contacting the company directly or by visiting its web site at http://www.microsemi.com.

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at .

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2006
(U.S. dollars in thousands)

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,401	$14,366
Short-term marketable debt securities	26,018	26,511
Accounts receivable	8,794	10,257
Inventories	2,057	1,616
Total current assets	50,270	52,750

PROPERTY AND EQUIPMENT - net	1,724	1,864

INVESTMENTS AND OTHER LONG-TERM ASSETS
Long-term marketable debt securities	37,329	35,653
Other Long term Assets	1,944	2,009
Total long term assets	39,273	37,662
Total assets	$91,267	$92,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	9,722	9,686

ACCRUED SEVERANCE PAY	2,371	2,250

Total liabilities	12,093	11,936
SHAREHOLDERS’ EQUITY	79,174	80,340
Total liabilities and shareholders' equity	$91,267	$92,276

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2006
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

SALES- NET	$9,591	$10,872	$25,266	$31,397
COST OF SALES*	4,659	5,054	12,494	14,663
GROSS PROFIT	4,932	5,818	12,772	16,734

RESEARCH AND DEVELOPMENT EXPENSES*	2,385	1,742	7,185	5,376
SELLING AND MARKETING EXPENSES *	2,745	2,692	8,813	7,113
GENERAL AND ADMINISTRATIVE EXPENSES*	1,518	1,017	4,323	3,384
OTHER INCOME	(333)	—	(474)	—
RESTRUCTURING EXPENSES	—	—	1,545	—
INCOME (LOSS) FROM OPERATIONS	(1,383)	367	(8,620)	861
FINANCIAL INCOME - net	823	587	2,109	1,712
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	(560)	954	(6,511)	2,573
TAXES ON INCOME	(—)	(56)	(15)	(126)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	77	—
NET INCOME (LOSS) FOR THE PERIOD	$(560)	$898	$(6,449)	$2,447
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$(0.03)	$0.05	$(0.32)	$0.13
Diluted	$(0.03)	$0.04	$(0.32)	$0.12
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	20,032,881	19,535,152	19,935,576	19,460,242
Diluted	20,032,881	20,770,118	19,935,576	20,721,447

* On March 29, 2005, the SEC published Staff Accounting Bulletin (SAB) No. 107, which provides the Staff’s views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We have reclassified stock-based compensation from prior periods to correspond to current period presentation within the same operating expense line items as cash compensation paid to employees.

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands, except per share data)

STOCK - BASED COMPENSATION EXPENSES INCLUDED IN:	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited
COST OF SALES	$106	$35	$311	$104
RESEARCH AND DEVELOPMENT EXPENSES	266	166	826	492
SELLING AND MARKETING EXPENSES	202	59	675	142
GENERAL AND ADMINISTRATIVE EXPENSES	541	245	1,446	764
TOTAL STOCK - BASED COMPENSATION EXPENSES	$1,115	$505	$3,258	$1,502

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown below a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation and one time restructuring costs. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expenses. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net income and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

GAAP net income (loss) - for the period	$(560)	$898	$(6,449)	$2,447
Stock-based compensation expense	1,115	505	3,258	1,502
Cumulative effect of change in accounting principle	—	—	(77)	—
One-time restructuring expenses	—	—	1,545	—
Pro-forma (non-GAAP) net income- for the period	$555	$1,403	$(1,723)	$3,949
PRO-FORMA NET INCOME PER ORDINARY SHARE:	$0.03	$0.07	$(0.08)	$0.18

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME PER ORDINARY SHARE (IN MILLIONS):	21.8	21.4	21.5	21.4